October 3, 2019

Neal J. Suit
General Counsel and Secretary
Legacy Housing Corp
1600 Airport Freeway, Suite 100
Bedford, Texas 76022

       Re: Legacy Housing Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 16, 2019
           File No. 001-38761

Dear Mr. Suit:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:    Spencer G. Feldman